SECURITIES AND EXCHANGE COMMISSION

02021312

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-34288

RECEIVED MAR 1 1 2002 354 SECTION WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mountain States Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12687 W. Cedar Dr., #340
(No. and Street)

Lakewood, CO 80228
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Greenlee, Vice President 303-989-2095
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan, Gunsauls & O'Donnell, PC
(Name — if individual, state last, first, middle name)

5590 E. Yale Ave, #201 Denver, CO 80222
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 8 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol A. Greenlee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mountain States Investments, Inc., as of December 31, 2001, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Douglas A Barr
5590 E Yale Ave #201
Denver CO 80222
My Commission Expires 11/10/02

Notary Public

Signature

Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOUNTAIN STATES INVESTMENTS, INC.

Financial Statements

December 31, 2001 and 2000

INDEX TO FINANCIAL STATEMENTS

Ryan, Gunsauls & O'Donnell, P.C.
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Mountain States Investments, Inc.
Lakewood, Colorado 80228

We have audited the accompanying balance sheets of Mountain States Investments, Inc. (an S-corporation) as of December 31, 2001 and 2000, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain States Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Ryan, Gunsauls & O'Donnell, P.C.

Denver, Colorado
January 16, 2002

Financial Services and Tax Advisors since 1954
5590 East Yale Avenue • Suite 201 • Denver, Colorado 80222 • 303.758.5558 • Fax 303.756.1741
admin@rgo-cpa.com • www.rgo-cpa.com

Ryan, Gunsauls & O'Donnell, P.C.
Certified Public Accountants

Auditor's Report on Material Inadequacies

To the Board of Directors
Mountain States Investments, Inc.
Lakewood, Colorado 80228

In planning and performing our audit of the financial statements and supplemental schedules of Mountain States Investments, Inc. (the "Company") for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Financial Services and Tax Advisors since 1954
5590 East Yale Avenue • Suite 201 • Denver, Colorado 80222 • 303.758.5558 • Fax 303.756.1741
admin@rgo-cpa.com • www.rgo-cpa.com
Member of American Institute of Certified Public Accountants • Member of Colorado Society of Certified Public Accountants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ryan, Gunsauls & O'Donnell, P.C.

Denver, Colorado
January 16, 2002

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER
Mountain States Investments, Inc. [13]

SEC FILE NO.
8-34288 [14]

FIRM ID. NO.
7881 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
12687 W. Cedar Dr. #340 [20]
(No. and Street)

Lakewood [21] CO [22] 80228 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
01-01-01 [24]

AND ENDING (MM/DD/YY)
12-31-01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol A. Greenlee [30]

(Area Code)—Telephone No.
303-989-2095 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

3A-007881-C1 IIA
MOUNTAIN STATES INVESTMENTS,
INC.
CAROL A. GREENLEE
~~165 S. UNION BLVD. SUITE 308~~ 12687 W. Cedar Dr, Suite 340
LAKEWOOD CO 80228

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________ day of ________ 19____

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

RYAN, GUNSAULS & O'DONNELL PC

70

ADDRESS Number and Street	City	State	Zip Code
5590 E. YALE AVENUE, #201,	DENVER	COLORADO	80222
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-01 [99]

SEC FILE NO. 8-34288 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 55,927 [200]		$ 55,927 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	10,675 [300]	$ [550]	10,675 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes: market value of collateral:	[470]	[640]	[890]
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	1,000 [535]	3,751 [735]	4,751 [930]
12. TOTAL ASSETS	$ 67,602 [540]	$ 3,751 [740]	$ 71,353 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc. as of 12-31-01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	9,395	1205		1385	9,395	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 9,395	1230	$	1450	$ 9,395	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	1,000	1792
C. Additional paid-in capital	33,536	1793
D. Retained earnings	27,422	1794
E. Total	61,958	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 61,958	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 71,353	1810

OMIT PENNIES

BASIC FILERS ONLY

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc. **as of** 12-31-01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 61,958	3480
2.	Deduct ownership equity not allowable for Net Capital (19)			( )	3490
3.	Total ownership equity qualified for Net Capital			61,958	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) (17)	$ 3,751	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(3,751)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions (20)			$ 58,207	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities (18)		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 58,207	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc. as of 12-31-01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 626	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 53,207	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 9,395	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 9,395	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 16.1 %	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc.

For the period (MMDDYY) from 1-1-01 [3932] to 12-31-01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 16,919	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		188,413	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		17,396	3975
8. Other revenue		18,788	3995
9. Total revenue		$ 241,516	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 9,120	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		3,656	4195
15. Other expenses		228,808	4100
16. Total expenses		$ 241,584	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (67)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (67)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc.

For the period (MMDDYY) from 01-01-01 to 12-31-01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 65,631	4240
A. Net income (loss)			(67)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$ 3,606	4272)	(3,606)	4270
2. Balance, end of period (From item 1800)			$ 61,958	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

MOUNTAIN STATES INVESTMENTS, INC.
Balance Sheets
December 31, 2001 and 2000

ASSETS

	2001	2000
Current assets:		
Cash and cash equivalents	$ 55,927	$ 61,808
Commissions receivable, no allowance for doubtful accounts	10,675	3,887
Prepaid expenses	3,101	2,329
Total current assets	**69,703**	**68,024**
Fixed assets:		
Office equipment and furniture	15,637	15,637
Less: accumulated depreciation	(15,637)	(15,637)
Total fixed assets	-	-
Other assets:		
Clearing deposits	1,000	1,000
Security deposits	650	650
Total other assets	**1,650**	**1,650**
Total assets	**$ 71,353**	**$ 69,674**

See accountants' report and accompanying notes.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc. **as of** 12-31-01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Fiserv Correspondent Services, Inc.	4335	X	4570
D. (k) (3)—Exempted by order of the Commission			4580

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Current liabilities:		
Accounts payable	$ -	$ 429
Commissions payable	9,113	3,324
Accrued payroll taxes	282	290
Total current liabilities	**9,395**	**4,043**
Total liabilities	**9,395**	**4,043**
Commitments and contingencies (Note 2)	-	-
Shareholders' equity:		
Capital stock, $.01 par value, 500,000 shares authorized, 100,000 issued and outstanding	1,000	1,000
Additional paid in capital	33,536	33,536
Retained earnings	27,422	31,095
Total shareholders' equity	**61,958**	**65,631**
Total liabilities and shareholders' equity	**$ 71,353**	**$ 69,674**

MOUNTAIN STATES INVESTMENTS, INC.
Statements of Income and Retained Earnings
For the Years Ended December 31, 2001 and 2000

	2001		2000	
	Amount	Percent	Amount	Percent
Commission income	$ 205,333	100.0	$ 236,961	100.0
Commission expense	194,060	94.5	220,788	93.2
Gross profit	**11,273**	**5.5**	**16,173**	**6.8**
General and administrative expenses:				
Rent and overhead	12,773	6.2	11,788	5.0
Salaries	9,120	4.4	9,584	4.0
Printing and postage	4,064	2.0	3,183	1.3
Telephone	3,959	1.9	3,413	1.4
DTN quote system	3,248	1.6	4,256	1.8
Fees and licenses	3,656	1.8	1,582	0.7
Insurance	2,989	1.5	2,483	1.1
Legal and accounting	2,385	1.2	2,370	1.0
Office supplies and expense	1,877	0.9	1,516	0.6
Payroll taxes	967	0.4	752	0.3
Travel and entertainment	892	0.4	927	0.4
Dues and subscriptions	825	0.4	835	0.4
Repairs and maintenance	315	0.2	204	0.1
Miscellaneous expense	285	0.1	204	0.1
Contributions	161	0.1	211	0.1
Other taxes	8	-	27	-
Depreciation and amortization	-	-	546	0.2
Total general and administrative expenses	47,524	23.1	43,881	18.5
Loss from operations	**(36,251)**	**(17.6)**	**(27,708)**	**(11.7)**
Other income:				
Interest	2,252	1.1	3,085	1.3
Miscellaneous expense reimbursement	33,932	16.5	35,501	15.0
Net income (loss)	**(67)**	**-**	**10,878**	**4.6**
Retained earnings, beginning of year	31,095		22,217	
Distributions to stockholders	(3,606)		(2,000)	
Retained earnings, end of year	**$ 27,422**		**$ 31,095**	

See accountants' report and accompanying notes.

MOUNTAIN STATES INVESTMENTS, INC.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (67)	$ 10,878
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	-	546
(Increase) decrease in:		
Commissions receivable	(6,788)	12,900
Prepaid expenses	(772)	26
Increase (decrease) in:		
Accounts payable	(429)	(287)
Commissions payable	5,789	(11,280)
Accrued payroll taxes	(8)	(48)
Net cash provided by operating activities	**(2,275)**	**12,735**
Cash flows from investment activities:		
Purchase of furniture and equipment	-	(546)
Cash used for investment activities	**-**	**(546)**
Cash flows from financing activities:		
Distributions to stockholders	(3,606)	(2000)
Cash used for financing activities	**(3,606)**	**(2000)**
Net increase in cash and cash equivalents	**(5,881)**	**10,189**
Cash and cash equivalents, beginning of year	61,808	51,619
Cash and cash equivalents, end of year	**$ 55,927**	**$ 61,808**
Supplemental disclosures:		
Interest paid	$ -0-	$ -0-
Taxes paid	$ -0-	$ -0-

See accountants' report and accompanying notes.

MOUNTAIN STATES INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2001 and 2000

Note 1: Significant Accounting Policies

Nature of Business

Mountain States Investments, Inc. (the "Company") was incorporated on April 29, 1985. The Company operates as a broker/dealer of securities, is registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. The Company has assumed a "Fully Disclosed Correspondent Agreement" with Fiserv Correspondent Services, Inc. (Fiserv) whereby Fiserv functions as a clearing broker/dealer and maintains customer accounts on behalf of the Company.

Accounting

Assets, liabilities, revenues and expenses are recorded on the accrual basis of accounting for financial statement and income tax purposes. No allowance for doubtful accounts has been provided due to the method used to recognize commission receivables.

Revenue and Expenses

Commission revenue and expense is recorded on a settlement date basis, generally the third business day following the transaction date.

Fixed Assets

Office equipment and furniture is stated at cost. Depreciation is computed using the Accelerated Cost Recovery System (ACRS) and Modified Accelerated Cost Recovery System (MACRS) over the assets estimated useful lives. Depreciation for the years ended December 31, 2001 and 2000 was $-0- and $546, respectively.

Income Taxes

The Company has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. As such the net income or loss for the year will affect the income taxes payable by the individual shareholders. No provision has been made in these financial statements for the effect the net income (loss) may have on the income tax liabilities of the shareholders.

continued-
See accountants' report.

Note 1: Significant Accounting Policies, continued

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Operating Leases

The Company leases certain office space and office equipment, the lease payments on which are classified as operating expenses. The future minimum rental payments required under these leases that have an initial or remaining term in excess of one year as of December 31, 2001 are as follows:

2002	$ 10,971
Thereafter	-
Total	$ 10,971

Note 3: Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. At December 31, 2001 and 2000, the Company had net capital of $53,207 and $57,652, respectively, and a net capital requirement of $5,000.

continued-
See accountants' report.

SUPPLEMENTAL INFORMATION

MOUNTAIN STATES INVESTMENTS, INC.
Computations of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1
of the Securities and Exchange Commission
For the Years Ended December 31, 2001 and 2000

	2001	2000
Shareholders' equity	**$ 61,958**	**$ 65,631**
Less: Non-allowable assets:		
Office equipment - net book value	-	-
Commissions receivable over 30 days old	-	-
Security deposits	650	650
Prepaid expenses	3,101	2,329
Total	3,751	2,979
Net capital	**58,207**	**62,652**
Required net capital	5,000	5,000
Net capital in excess of requirements	$ 53,207	$ 57,652

Aggregate Indebtedness

Total aggregate indebtedness	$ 9,395	$ 4,043
Ratio of aggregate indebtedness to net capital	.16 to 1	.06 to 1

See accountants' report and accompanying notes.

MOUNTAIN STATES INVESTMENTS, INC.
Reconciliation of the Computation of Net Capital
With That of the Registrant As Filed in
Part IIA of Form X-17a-5
December 31, 2001 and 2000

As of December 31, 2001 and 2000, no material differences exist between the audit report and Mountain States Investments, Inc.'s computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

See accountants' report and accompanying notes.

MOUNTAIN STATES INVESTMENTS, INC.
Information Relating to the Possession or Control
Requirements under SEC Rule 15c3-3
December 31, 2001 and 2000

This rule is not applicable to Mountain States Investments, Inc. in that they are exempt due to the fact they are on a fully disclosed basis with a clearing broker or dealer.

See accountants' report and accompanying notes.